January 13, 2011

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. David R. Humphrey

Re:	Euroseas Ltd. Form 20-F for the year ended December 31, 2009 File No. 001-33283

Dear Mr. Humphrey:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2009 (the "20-F"), filed with the Securities and Exchange Commission (the "Commission") on May 28, 2010.  By letter dated December 30, 2010 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F.  Those comments, together with the Company's responses to them, are set forth below.

Form 20-F for the Year Ended December 31, 2009

Note 1 – Item 5. Operating and Financial Review and Prospects, page 40 (actually page 44)

1.
At the bottom of page 40, you indicate that you are constantly evaluating vessel purchase opportunities that are accretive to your earnings and cash flow as well as sale opportunities of certain of your vessels. In order to give a more balanced presentation, please expand your disclosure to discuss the potential consequences to your earnings of selling certain of your vessels. In this regard, we note you recorded losses during 2008 and 2009 with respect to the sale of four of your vessels. The largest such loss was recorded in connection with your sale of M/V "Ioanna P". In your letter to us, dated September 16, 2009, you explained that you purchased the M/V "Ioanna P" in November of 2007 at a relatively high price level reflective of the high charter rates then available in the market at such time. Since you purchased three other vessels (the M/V "Tiger Bridge", M/V "Despina P" and M/V "Jonathan P") within the three-month period prior to your acquisition of M/V "Ioanna P", it appears you could sustain additional losses if you were to decide to sell any of these vessels at depressed prices (as compared to the pre-credit crisis levels). For example, we note you purchased the M/V "Tiger Bridge" in October 2007 for $24 million. We also note that you recently purchased a vessel (the M/V "Aggeliki P") that is similar in size, but eight years younger than the M/N "Tiger Bridge", for $15.85 million.  The price of this recently purchased vessel suggests that current market value of the M/V "Tiger Bridge" may be substantially lower than its carrying value. If true, please include disclosure for this vessel as well as any other vessel that appears to have a market value lower than its carrying value. Further, we suggest that you should consider adding a table summarizing the date of acquisition, the purchase price and the carrying value of each vessel in your fleet. We suggest you identify within this table those vessels whose estimated market values are less their carrying values. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

We respectfully advise the Staff that the vessels mentioned (the M/V "Tiger Bridge", M/V "Despina P" and M/V "Jonathan P") are containerships. They were acquired in 2007 at a market level that was about 10-15% lower than the previous market peak of containership values that occurred in 2005 while at the same time drybulk vessel values (like M/V "Ioanna P") were more than twice the level of the previous market peak which also occurred in 2005. Nevertheless, containership values did fall significantly during 2009 and the Company used that decline as indication for impairment as discussed in sub-section "Impairment of long-lived assets"  under the section "Critical Accounting Policies" of Item 5 of Form 20-F.  The Company performed the undiscounted cash flow test as of December 31, 2009 and determined that the carrying amounts of its vessels held for use were recoverable. During 2010, containership values have increased dramatically (almost doubled as compared to their levels at the end of 2009).

The Company acknowledges the Staff's disclosure suggestions and will make additional disclosures in its 2010 20-F in substantially the following form:

We plan to modify the last sentence at the bottom of page 44, as follows:

"We constantly evaluate vessel purchase opportunities to expand our fleet that are accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies" for a further discussion of the consequences of selling our vessels for amounts below their carrying values."

We plan to add the following disclosure within the "Critical Accounting Policies – Impairment of long-lived assets", on page 52:

"Additionally, the Company is constantly evaluating vessel sale opportunities when such sales are aligned with our strategic objectives. Over the last three years, the Company has sold four vessels. In addition to M/V "Ioanna P" and M/V "Nikolaos P" discussed above, the Company sold M/V "Gregos" on December 16, 2009 and M/V "Artemis" on December 17, 2009 which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. Whether the company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation versus the relative market values on the date a vessel is sold.

The following table lists our vessels and indicates whether their estimated market value is above or below their carrying value as of December 31, 2010. Although each vessel's carrying value is currently recoverable if held for use, we may realize a loss in the future if we decided to sell them and their sales values were below their carrying values.

Vessel	Acquisition Date	Acquisition Price ($ million)	Book Value as of December 31, 2010	Market Value Above Book Value as of December 31, 2010
Vessel A	7/15/2005	$ 20.0	$ 10.5	Yes
Vessel B	8/1/2007	$40.0	$ 35.0	No
….	….	….	…	….

The above table is for illustrative purposes only. We intend to include a complete listing of our fleet when we file our Form 20-F for the year ended December 31, 2010.

Certifications

2.
Your certifications filed as Exhibit 12.1 and 12.2 appear to include modifications from the standard language. In future, please revise these certifications to include the language of paragraph 4(d) as provided in Form 20-F.

We respectfully advise the Staff that the Company will ensure that Exhibit 12.1 and 12.2 certifications will include the language of paragraph 4(d) as provided in Form 20-F in its future filings with the Commission.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely, SEWARD & KISSEL LLP
By	/s/ Lawrence Rutkowski
Lawrence Rutkowski
Partner

cc:  Ms. Kristin Shifflett
       Mr. Dana Brown

SK 02558 0005 1163124